

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3628

March 14, 2018

<u>Via E-mail</u>
Jay S. Buth
Vice President, Controller and Chief Accounting Officer
Public Service Company of New Hampshire
Energy Park
780 North Commercial Street
Manchester, NH 03101-1134

Philip J. Lembo
President and Chief Financial Officer
PSNH Funding LLC3
Energy Park
780 North Commercial Street
Manchester, NH 03101-1134

> **Re: Public Service Company of New Hampshire**
> **PSNH Funding LLC 3**
> **Registration Statement on Form SF-1**
> **Filed February 20, 2018**
> **File Nos. 333-223108; 333-223108-01**

Dear Messrs. Buth and Lembo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Jay S. Buth
Public Service Company of New Hampshire
Philip J. Lembo
PSNH Funding LLC 3
March 14, 2018
Page 2

Registration Statement on Form SF-1

General

1. We note that throughout the registration statement you use the term "Issuer" which you have defined as the issuing entity. Please note that the issuer of asset-backed securities is the depositor for the particular issuing entity, and not the issuing entity itself. Refer to Securities Act Rule 191. Please revise or delete the definition of "Issuer" on the cover page of the prospectus, and replace references to the "Issuer" throughout the registration statement with references to the issuing entity, as appropriate.

2. We note that throughout the registration statement you refer to the "Series Supplement" to the Indenture. Please confirm your understanding that the issuance of each new series of rate reduction bonds will require the filing of a new registration statement.

Form of Prospectus

Prospectus Summary, page 3

3. Please include here, or in another appropriate section of the prospectus, diagrams to illustrate the relationships among the parties and the structure of the securities offered (including, for example, the flow of funds), or advise why a graphical illustration would not aid the understanding of a potential investor. Refer to Items 1103(a), 1108(a)(1) and 1113(a)(2) of Regulation AB.

Risk Factors

Other Risks Associated with the Purchase of the RRBs – The Issuer is issuing several tranches of the RRBs, page 21

4. We note that you use the term "Extended Amortization Schedule" which is not otherwise defined in the prospectus. Please define or revise, as appropriate.

Public Service Company of New Hampshire – The Depositor, Sponsor, Seller and Servicer

Aging Receivables, page 42

5. We note that your delinquency experience table begins with assets that are "less than 61 days" delinquent. Please revise to present delinquency experience beginning at least with assets that are 30 or 31 days delinquent, as applicable. Refer to Item 1100(b)(1) of Regulation AB.

Jay S. Buth
Public Service Company of New Hampshire
Philip J. Lembo
PSNH Funding LLC 3
March 14, 2018
Page 3

Prior Stranded Cost Recovery Securitizations, page 42

6. We note your disclosure indicating that Public Service Company of New Hampshire entered into two prior stranded cost recovery securitized financings in 2001 and 2002. Please revise your disclosure to make it explicit, if true, that Public Service Company of New Hampshire acted as sponsor for the prior two stranded cost recovery securitized financings. Refer to Item 1104(c) of Regulation AB.

Where You Can Find More Information, page 106

7. We note your statement that "[a]ny statements contained in the prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete" and are qualified in their entirety by reference to the exhibits. As you are responsible for the accuracy and completeness of the information in the registration statement, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable agreement for a more complete discussion, the description of the material terms of the applicable agreement must be complete. Please revise to remove language that disclaims the completeness of your prospectus disclosure.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-3

8. Please file your exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Jay S. Buth
Public Service Company of New Hampshire
Philip J. Lembo
PSNH Funding LLC 3
March 14, 2018
Page 4

You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Marko S. Zatylny
        Ropes & Gray LLP

        Emilie G. O'Neil
        Eversource/PSNH